                                             [Clifford Chance Letterhead]

June 28, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:        Larry Greene, Division of Investment Management

         RE:      MORGAN STANLEY PRIME INCOME TRUST PROXY

Dear Mr. Greene:

         Thank you for your telephonic comments on June 23, 2006 regarding the preliminary proxy statement on Schedule 14A (the "Proxy Statement") for the
Morgan Stanley Prime Income Trust (the "Fund") filed with the Securities and
Exchange Commission (the "Commission") on June 14, 2006. The Proxy Statement
relates to the election of Trustees of the Fund and changes to certain of the fundamental investment policies of the Fund. Below, we describe the changes made to the Proxy Statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

         The Fund has considered the Staff's comments and has authorized us to make on its behalf the responses and changes discussed below to the Proxy
Statement. These changes will be reflected in a definitive proxy statement on
Schedule 14A (the "Definitive Proxy Statement"), which will be filed via EDGAR on or about June 28, 2006.

                  COMMENTS TO PROXY STATEMENT
                  ---------------------------

COMMENT 1.   CONFIRM WHETHER THE PROXY STATEMENT CONTAINS DISCLOSURE
             REGARDING THE TREATMENT OF ABSTENTIONS AND BROKER "NON-VOTES" FOR
             PURPOSES OF APPROVING THE PROPOSALS.

                    Response 1. Disclosure regarding the treatment of
                    abstentions and broker "non-votes" can be found in the
                    penultimate paragraph of page 2 of the Proxy Statement.

COMMENT 2.   PLEASE CONSIDER ADDING ADDITIONAL DISCLOSURE IN THE NOTICE OF
             SPECIAL MEETING OF SHAREHOLDERS REGARDING THE SPECIFIC FUNDAMENTAL
             POLICY CHANGES TO BE VOTED ON AT THE MEETING.

                    Response 2. We acknowledge the Staff's comment, however we believe that because of the large number of fundamental
                    policy changes Fund shareholders

                    are being asked to vote on, a more detailed description in the Notice of Special Meeting to Shareholders would only
                    confuse Fund shareholders.

COMMENT 3.   REGARDING THE SECTION TITLED "RISKS OF FINANCIAL LEVERAGE" UNDER
             PROPOSAL 2, PLEASE INCLUDE DISCLOSURE THAT THE FUND'S SHAREHOLDERS
             MAY HAVE A POSSIBLE NEGATIVE RETURN THAN IF THE FUND HAD NOT
             UTILIZED LEVERAGE. PLEASE ALSO INCLUDE DISCLOSURE THAT THE ADVISORY
             FEE PAID BY THE FUND TO THE FUND'S INVESTMENT ADVISER WILL INCREASE
             TO THE EXTENT THE FUND UTILIZES LEVERAGE BECAUSE THE TOTAL ASSETS
             OF THE FUND WILL INCREASE.

                    Response 3. We have revised the Proposal 2 disclosure as
                    requested.

COMMENT 4.   PLEASE CONSIDER CHANGING THE HEADING "OVERVIEW" UNDER PROPOSAL 3
             TO AVOID CONFUSION WITH THE PRIOR OVERVIEW OF CERTAIN PROPOSALS
             PROVIDED ON PAGE 16.

                    Response 4. We have revised the heading under Proposal 3 to read "Reasons for New Policy."

COMMENT 5.   REGARDING PROPOSAL 3, PLEASE PROVIDE DISCLOSURE THAT THERE IS NO
             GUARANTEE THAT SHAREHOLDER REQUESTS FOR THE REPURCHASE OF THEIR
             SHARES WILL BE HONORED BY THE FUND TO THE EXTENT TOTAL SHAREHOLDER
             REQUESTS EXCEED 5% OF THE FUND'S OUTSTANDING SHARES IN RESPECT OF A
             MONTHLY REPURCHASE OFFER. PLEASE ALSO PROVIDE DISCLOSURE AS TO THE
             REPURCHASE PROCEDURES TO THE EXTENT SHAREHOLDER REQUESTS EXCEED 5%
             OF THE FUND'S OUTSTANDING SHARES IN RESPECT OF A MONTHLY REPURCHASE
             OFFER.

                    Response 5. We have revised the disclosure as requested in
                    Proposal 3.

COMMENT 6.   REGARDING PROPOSAL 4.A., PLEASE EXPLAIN IF THERE WILL BE ANY
             MATERIAL CHANGE IN THE MANNER IN WHICH THE FUND WILL OPERATE IF
             PROPOSAL 4.A. IS APPROVED. IN ADDITION, PLEASE PROVIDE DISCLOSURE
             AS TO WHETHER SECURITIES PLEDGED BY THE FUND COULD BE DEEMED
             ILLIQUID AND COULD DECREASE THE FUND'S ABILITY TO LIQUIDATE ASSETS.

                    Response 6. While the proposed fundamental policy change
                    would permit the Fund to engage in pledging in connection
                    with borrowings or otherwise, there is no current intention that the Fund will engage in any increased use of pledging of its assets. We have revised the Proposal 4.A. disclosure as requested.

COMMENT 7.   PLEASE ADD DISCLOSURE UNDER PROPOSAL 4.B. DESCRIBING THE
             PRACTICE OF PURCHASING SECURITIES ON MARGIN.

                    Response 7. We have added the requested disclosure in
                    Proposal 4.B.

COMMENT 8.   PLEASE CONSIDER ADDING DISCLOSURE UNDER PROPOSAL 5.A. REGARDING
             THE RISKS ASSOCIATED WITH LENDING PORTFOLIO SECURITIES OF THE FUND.

                    Response 8. We have added the requested disclosure in
                    Proposal 5.A.

COMMENT 9.   UNDER PROPOSAL 5.B., YOU CURRENTLY STATE THE "EXTENT THE FUND
             MAY INVEST IN FUTURES CONTRACTS OR OTHER DERIVATIVES WILL BE
             DISCLOSED IN THE FUND'S ANNUAL OR SEMI-ANNUAL REPORT." REGARDING
             THE UNDERLINED LANGUAGE, PLEASE EXPLAIN WHY SUCH DISCLOSURE SHOULD
             NOT BE PROVIDED IN THE FUND'S UPDATED PROSPECTUS.

                                       2

                    Response 9. We confirm that the disclosure will be provided, if necessary, in the Fund's updated prospectus and/or
                    statement of additional information and the disclosure in
                    the Proxy Statement has been revised accordingly.

COMMENT 10.  UNDER PROPOSAL 5.C., THE CURRENT DISCLOSURE STATES THAT THE
             INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "INVESTMENT COMPANY
             ACT"), "GENERALLY PROHIBITS CLOSED-END FUNDS FROM ISSUING SENIOR
             SECURITIES". WE NOTE THAT THE INVESTMENT COMPANY ACT DOES NOT
             EXPRESSLY PROHIBIT CLOSED-END FUNDS FROM ISSUING SENIOR SECURITIES.
             PLEASE CONSIDER REVISING THE DISCLOSURE ACCORDINGLY.

                    Response 10. We have revised the disclosure to read:

                    "The Investment Company Act generally limits closed-end
                    funds from issuing senior securities."

COMMENT 11.  PLEASE CONSIDER ADDING DISCLOSURE UNDER PROPOSAL 6.B. ABOUT THE
             DUPLICATION OF FEES ASSOCIATED WITH THE FUND INVESTING IN OTHER
             INVESTMENT COMPANIES.

                    Response 11. We have added the following disclosure to
                    Proposal 6.B.:

                    "To the extent the Fund invests a portion of its assets in shares of other investment companies, the Fund also will
                    bear its proportionate share of the fees and expenses
                    incurred by the purchased investment company in addition to its own expenses."

COMMENT 12.  PLEASE EXPLAIN THE DIFFERENCE BETWEEN PROPOSALS 5.B. AND 6.C.

                    Response 12. Regarding Proposal 5.B., the Fund currently has a fundamental policy prohibiting it from purchasing or
                    selling commodities or commodity contracts except to the
                    extent its investments in Senior Loans or hedging
                    instruments are considered commodities or commodity
                    contracts. Regarding Proposal 6.C., the Fund currently has a separate fundamental policy prohibiting it from writing,
                    purchasing or selling puts, calls or combinations thereof, except for options on futures contracts or options on debt securities. Pursuant to Section 8(b)(1) of the Investment
                    Company Act, the Fund is required to recite its fundamental policy with respect to its investments in commodities.
                    Proposal 5.B. is intended to modify this required
                    fundamental policy regarding the purchase and sale of
                    commodities and commodities contracts. The Fund's
                    fundamental policy regarding puts and calls is not required under the Investment Company Act to be fundamental, and
                    Proposal 6.C. requests the reclassification of this policy to a non-fundamental policy.

             COMMENTS TO FORM OF PROXY CARD
             ------------------------------

COMMENT 13.  IN RESPECT OF THE FUNDAMENTAL POLICY PROPOSALS, PLEASE CONSIDER
             REVISING THE PROXY CARD TO PERMIT A SHAREHOLDER TO VOTE ON EACH
             FUNDAMENTAL POLICY PROPOSAL SEPARATELY.

                    Response 13. We have revised the proxy card so that the
                    shareholders will vote separately on each fundamental policy proposal.

                                       3

         As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or Lou Anne McInnis at (212) 762-5262. Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz